UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from _________ to __________

Commission File Number: 000-25081

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN
(FORMERLY WESTSTAR BANK 401(K) SAVINGS AND INVESTMENT PLAN)
0015 Benchmark Road, Suite 300, P.O. Box 6580, Avon, Colorado 81620
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

VAIL BANKS, INC.
0015 Benchmark Road, Suite 300, P.O. Box 6580, Avon, Colorado 81620
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VAIL BANKS, INC. 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 28, 2005

/s/ Lisa M. Dillon

Lisa M. Dillon
Plan Trustee

VAIL BANKS, INC.

401(k) SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND

FOR THE YEARS THEN ENDED

AND

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2004

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Net Assets Available for Benefits as of December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	3
Notes to Financial Statements	4-8
Supplemental Schedule:	
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004	9

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
Vail Banks, Inc. 401(k) Savings
and Investment Plan

We were engaged to audit the financial statements and supplemental schedule of the Vail Banks, Inc. 401(k) Savings and Investment Plan (the "Plan") as of and for the year ended December 31, 2004, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management. The financial statements as of December 31, 2003 were audited by other auditors whose report, dated June 4, 2004, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the financial status of Vail Banks, Inc. 401(k) Savings and Investment Plan as of and for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic 2004 financial statements taken as a whole. The supplemental schedule of assets (held at end of year), as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

Perry-Smith LLP

May 27, 2005

400 CAPITOL MALL, SUITE 1200, SACRAMENTO, CA 95814
916.441.1000 FAX 916.441.1110 URL www.perry-smith.com

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003
ASSETS		
Participant directed investments at fair value (Note 3)	$ 4,475,245	$ 3,538,141
Non-participant directed investments at fair value (Note 3)	260,531	388,778
Total investments	4,735,776	3,926,919
Net assets available for benefits	$ 4,735,776	$ 3,926,919

The accompanying notes are an integral
part of these financial statements.

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS		
Investment income (Note 3):		
Net appreciation in fair value of participant directed investments	$ 473,721	$ 616,027
Net appreciation (depreciation) in fair value of non-participant directed investments	36,475	(1,252)
Total investment income	510,196	614,775
Contributions:		
Participant	651,186	667,472
Employer	222,774	236,500
Rollover	78,517	75,851
Total contributions	952,477	979,823
Total additions	1,462,673	1,594,598
DEDUCTIONS		
Benefits paid to participants	644,787	276,893
Administrative expenses	9,029	9,714
Total deductions	653,816	286,607
Net increase	808,857	1,307,991
Net assets available for benefits:		
Beginning of year	3,926,919	2,618,928
End of year	$ 4,735,776	$ 3,926,919

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

The following description of the Vail Banks, Inc. 401(k) Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or Plan Document for a more complete description of the Plan's provisions.

General

Vail Banks, Inc. established the Plan effective August 1, 1996. The Plan is a defined contribution plan covering all eligible employees of Vail Banks, Inc. and its subsidiaries (the "Company"). The Investment Committee is responsible for administration and management of the Plan. All investments in the Plan are participant directed, except for the employer matching contribution and any other discretionary contributions. These contributions consist of Company common stock and are non-participant directed. Employer contributions become participant directed on the later of the last day of the Plan year (i) in which the participant becomes fully vested in their matching contribution account, or (ii) following the Plan year during which the common stock was credited to the participant's matching contribution account. Circle Trust Company serves as Custodian for the Plan. Digital Retirement Solutions serves as third party administrator of the Plan. The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Under the Plan, all full time regular employees of the Company who are 21 years old and complete six months of service, are eligible to participate in the Plan on the earlier of January 1 or July 1 following their six month anniversary. Beginning April 2005, the Plan was amended to allow participants to defer funds to the Plan immediately upon hire. Employees are not eligible for matching employer contributions until six months of service have been completed.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. All discretionary and matching employer contributions vest over a 5 year period at the rate of 20% per year starting at the completion of the first year of continuous service and are 100% vested after completion of five years of service. In case of retirement, early retirement, disability or death, the participant becomes 100% vested. Early retirement occurs when a participant both attains age 55 and completes 10 years of service with one year of service equal to 1,000 hours.

1. PLAN DESCRIPTION (Continued)

Contributions

Each year, participants may make salary deferral contributions in any percentage of their pretax annual compensation, as defined in the Plan, subject to certain IRC limitations. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Participants may also contribute amounts representing distributions from other qualified plans. During 2004 and 2003, the Company made no discretionary contributions. Company contributions are made in Company stock and are subject to certain IRC limitations.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contribution, allocations of Company discretionary contributions, and Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses. Allocations are based on participant earnings, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant's Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment options for vested amounts at any time by contacting the Plan Administrator.

Payment of Benefits

On termination of service due to death, disability, retirement, early retirement, or for other reasons, a participant shall receive a distribution equal to the value of the participant's vested interest in his or her account in a lump-sum distribution of vested accrued benefits. If a participant's vested interest exceeds $5,000, the participant may request that their balance remain in the Plan. Beginning in 2005, the minimum balance was reduced to $1,000. All distributions of investments are paid in cash. Participants may also receive in-service distributions on account of hardship or after attaining age 59-1/2. As of December 31, 2004, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Forfeitures

Matching and discretionary forfeitures from the nonvested portion of terminated employees' account balances are maintained in the investment fund they were in at the time of forfeiture, are accumulated in total by year, and are used to pay Plan expenses. The market value of forfeitures was $19,256 and $13,919 at December 31, 2004 and 2003, respectively. Total accumulated market value of forfeitures available for future Plan expenses at December 31, 2004 was $51,349.

1. PLAN DESCRIPTION (Continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Administrative Expenses

Bookkeeping and other administrative service fees are paid by the Plan with forfeitures, except to the extent the Company elects to pay such expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including the common stock of the Plan Sponsor and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices as of the last business day of the Plan year are used to value investments.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits

Benefits are recorded when paid.

3. INVESTMENTS

The following table presents the fair value of the participant and non-participant directed investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

	December 31,	
	2004	2003
Participant directed:		
Vail Bank's, Inc. common stock	$ 1,133,397	$ 724,295
American Funds Growth Fund A	737,770	620,420
American Funds EuroPacific A	537,936	432,996
American Funds Washington Mutual A	510,707	426,356
AIM Aggressive Growth	375,928	367,950
American Funds Fundamental Investors A	255,892	220,229
Other investments	923,615	745,895
	4,475,245	3,538,141
Non-participant directed:		
Vail Bank's, Inc. common stock	260,531	388,778
Total investments	$ 4,735,776	$ 3,926,919

The Plan had net appreciation (depreciation) on investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2004 and 2003 as follows:

	2004	2003
Participant directed:		
Mutual funds	$ 369,036	$ 618,360
Common stock of Plan Sponsor	104,685	(2,333)
	473,721	616,027
Non-participant directed:		
Common stock of Plan Sponsor	36,475	(1,252)
	$ 510,196	$ 614,775

NOTES TO FINANCIAL STATEMENTS
(Continued)

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 2002, that the Plan was designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan's management and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Circle Trust Company. Circle Trust Company is the Custodian as defined by the Plan, and therefore, these transactions quality as party-in-interest transactions. Fees paid by the Plan for administrative expenses were paid by annual forfeitures.

SUPPLEMENTAL SCHEDULE

VAIL BANKS, INC.
401(k) SAVINGS AND INVESTMENT PLAN

EMPLOYER IDENTIFICATION NUMBER: 84-1250561
PLAN NUMBER: 001

FORM 5500 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
	American Funds Growth Fund A	Mutual Fund		$ 737,770
	American Funds EuroPacific A	Mutual Fund		537,936
	American Funds Washington Mutual A	Mutual Fund		510,707
	AIM Aggressive Growth	Mutual Fund		375,928
	American Funds Fundamental Investors A	Mutual Fund		255,892
	AIM Small Cap Growth	Mutual Fund		220,052
	Seligman Small Cap Value	Mutual Fund		171,502
	Davis NY Venture Fund	Mutual Fund		153,055
	American Funds Am Balanced A	Mutual Fund		121,399
*	CTC Stable Value Plus Fund	Common Collective Trust		82,041
	American Funds Bond Fund of America A	Mutual Fund		66,955
	Franklin U.S. Government Securities	Mutual Fund		63,295
	American Funds High-Income Trust A	Mutual Fund		45,316
*	Vail Banks, Inc.	Common Stock – Tradeable		1,133,397
*	Vail Banks, Inc.	Common Stock – Nontradeable		260,531
				$ 4,735,776

* Party-in-interest to the Plan.
** Information is not required.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-54442 and 333-42636 of Vail Banks, Inc. on Form S-8 of our report dated May 27, 2005 relating to the financial statements and supplemental schedule of the Vail Banks, Inc. 401(k) Savings and Investment Plan as of and for the year ended December 31, 2004 appearing in this Annual Report on Form 11-K.

Perry-Smith LLP

Sacramento, California
June 28, 2005

Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Numbers 333-42636 and 333-54442) on Form S-8 of Vail Banks, Inc. of our report dated June 4, 2004, with respect to the financial statements and supplemental information of the Vail Banks, Inc. 401(k) Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Dalby, Wendland & Co., P.C.

Dalby, Wendland & Co., P.C.

Grand Junction, Colorado
June 27, 2005